UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42793

ETOILES CAPITAL GROUP CO., LTD.

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “EFTY”, “we,” “us” and “our” refer to Etoiles Capital Group Co., Ltd. and its subsidiaries.

Departure of Independent Director

Qi DING

On July 10, 2026, Qi Ding (“Ms. Ding”) resigned as an independent director, chairman of the compensation committee, and member of the audit committee and nominating and corporate governance committee of Etoiles Capital Group Co., Ltd. (the “Company”). Ms. Ding has indicated her resignation is for personal reasons and not as a result of any dispute or disagreement with the Company or the Board.

Appointment of Independent Director

On July 10, 2026, the Board of Directors, Nominating and Corporate Governance Committee, and the Compensation Committee of the Company approved by resolutions and confirmed the appointment of Wesley Chu (“Mr. Chu”) as a director of the Company, with an annual compensation of HK$12,000, effective upon approval of the resolutions, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Mr. Chu (i) is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules, and (ii) qualifies as an “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, and possesses the requisite financial sophistication under Rule 5605(c)(2)(A) of the Nasdaq Stock Market LLC Listing Rules. Mr. Chu will be serving on the Board of Directors as a non-employee, independent director. Mr. Chu has also been named as the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee of the Company.

The foregoing descriptions of our offer letter to Mr. Chu are qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Chu and any other employees of the Company or members of the Board of Directors.

The appointment of Mr. Chu, a U.S. citizen residing in the U.S., represents a significant step in increasing the presence of U.S.-based members on the Board and strengthening the nexus between the Company and the United States.

As described in the Company’s report on Form 6-K furnished on July 8, 2026, the Company intends to restructure the Board such that approximately one-half of its members are citizens, nationals or residents of the United States. Consistent with that intention, the Board is currently identifying additional suitable candidates with a United States background for appointment to the Board.

The biographical information of Mr. Chu is set forth below:

Wesley Chu, age 34

Mr. Chu has over ten years of experience in global supply chain management, logistics operations, and transportation strategy, with extensive expertise in managing complex international logistics networks for leading multinational technology companies. Since December 2022, Mr. Chu has been serving as a logistics execution manager at NVIDIA Corporation. From July 2018 to August 2022, Mr. Chu worked in Expeditors in San Francisco as a corporate account manager. From January 2015 to July 2018, Mr. Chu worked in Expeditors in Hong Kong as a local account manager. From January 2014 to January 2015, Mr. Chu worked in Expeditors in Hong Kong as agent of order management. Mr. Chu received a bachelor of global business systems management from City University of Hong Kong in 2013. Mr. Chu is a U.S. citizen and resides in the U.S.

Exhibit No.	Description
10.1	Form of Independent Director Agreement by and between the registrant and Wesley Chu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd.

Date: July 10, 2026	By:	/s/ Kit Shing, CHEUNG
	Name:	Kit Shing, CHEUNG
	Title:	Director, Chief Executive Officer, and Chairman of the Board of Directors

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